1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 3599 Fax

June 9, 2015

James O’Connor, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	CĪON Investment Corporation Registration Statement on Form N-2 File Nos. 333-203683 and 814-00941

Dear Mr. O’Connor:

We are writing in response to your written comments with respect to the registration statement (the “Registration Statement”) filed on Form N-2 under the Securities Act of 1933, as amended (“Securities Act”), on April 28, 2015 on behalf of CĪON Investment Corporation (the “Company”). The Company has considered your comments and has authorized us, on its behalf, to make the responses and changes discussed below to the Registration Statement. These changes are reflected in Pre-Effective Amendment No. 1 to the Company’s Registration Statement (the “Amendment”), filed simultaneously herewith.

On behalf of the Company, set forth below are the Securities and Exchange Commission (“SEC”) staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

GENERAL COMMENTS

Comment 1.       Once FINRA has informed you that it has no objections regarding the dealer compensation arrangements in this offering, please provide us with a copy of the FINRA “no-objection” letter or arrange for a call to the undersigned from the FINRA examiner.

Response 1.        We will provide a copy of the “no-objection” letter accordingly.

US  Austin  Boston  Charlotte  Hartford  Los Angeles  New York  Orange County  Philadelphia  Princeton  San Francisco  Silicon Valley

Washington DC  EUROPE  Brussels  Dublin  Frankfurt  London  Luxembourg  Moscow  Munich  Paris  ASIA  Beijing  Hong Kong

PROSPECTUS

Comment 2.       To avoid confusing investors, please delete the phrase “for tax purposes” from the following disclosure: “a portion of the distributions we make may represent a return of capital for tax purposes. A return of capital is a return of your investment, rather than a return of earnings or gains derived from our investment activities….”

Response 2.        The disclosure has been revised accordingly.

Comment 3.       Please disclose that the “gross annual portfolio yield” is higher than an investor’s actual investment return because it does not reflect the Company’s expenses and the sales load paid by investors.

Response 3.        We note that the Company’s gross annual portfolio yield may, but may not always, be higher than an investor’s actual investment return. The disclosure has therefore been revised to state that “gross portfolio yield … may be higher than an actual investment return to shareholders.” The disclosure has been further revised to reflect that the gross annual portfolio yield excludes the Company’s expenses, sales commissions and dealer manager fees.

Comment 4.       Please disclose that the Company’s “total investment return-net asset value” is also higher than an investor’s actual investment return because it does not reflect the sales load paid by investors.

Response 4.        We note that the Company’s total investment return-net asset value, similar to the Company’s gross annual portfolio yield discussed in Response No. 3., may, but may not necessarily, be higher than an investor’s actual investment return. We have revised the disclosure accordingly and have included additional disclosure indicating that the total investment return-net asset value excludes sales commissions and dealer manager fees.

*       *       *       *       *

In addition, we are authorized by our client to acknowledge the following on the Company’s behalf:

•	Should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•	The action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions regarding this letter, please contact me at (212) 698-3525.

Sincerely,

/s/ Richard Horowitz

Richard Horowitz